SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

CRESTWOOD MIDSTREAM PARTNERS LP

(Name of the Issuer)

CRESTWOOD MIDSTREAM PARTNERS LP

CRESTWOOD HOLDINGS LLC

INERGY MIDSTREAM, L.P.

INTREPID MERGER SUB, LLC

INERGY, L.P.

FIRST RESERVE FUND XI, L.P.

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226372100

(CUSIP Number of Class of Securities)

Steven M. Dougherty

700 Louisiana Street, Suite 2060

Houston, TX 77002

(832) 519-2200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Laura L. Ozenberger Inergy Midstream, L.P. Two Brush Creek Boulevard, Suite 200 Kansas City, Missouri 64112 (816) 842-8181	William E. Curbow Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Kelly J. Jameson Crestwood Midstream Partners LP 700 Louisiana Street, Suite 2060 Houston, Texas 77002 (832) 519-2200	John Goodgame Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 (713) 220-5800

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,568,425,174.32	$213,933.19

(*)	Calculated solely for purposes of determining the filing fee. The transaction value was calculated based upon the market value of Crestwood common units (the securities to be acquired) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $25.98, the average of the high and low prices per Crestwood common unit as reported on New York Stock Exchange on August 5, 2013 and (ii) 60,370,484, the estimated maximum number of Crestwood common units and Class D units that may be acquired in the merger, including units reserved for issuance under outstanding Crestwood equity awards.

(**)	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001364 by the aggregate transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$213,933.19

Form or Registration No.:	Registration Statement on Form S-4 (Registration No. 333-188930)
Schedule 13E-3

Filing Party:	Inergy Midstream, L.P.
Crestwood Midstream Partners LP

Date Filed:	May 29, 2013
August 9, 2013

INTRODUCTION

This Amendment No. 6 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Crestwood Midstream Partners LP, a Delaware limited partnership (“Crestwood”), the issuer of the Crestwood common units and Class D units that are the subject of the Rule 13e-3 transaction; (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”); (iii) Inergy Midstream, L.P., a Delaware limited partnership (“Inergy Midstream”); (iv) Intrepid Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (v) Inergy, L.P., a Delaware limited partnership (“NRGY”); and (vi) First Reserve Fund XI, L.P., a Delaware limited partnership (“FR Fund XI”) (collectively, the “Filing Persons”).

On May 5, 2013, Crestwood, Crestwood Holdings, Crestwood Gas Services GP LLC (“CMLP GP”), NRGY, Inergy Midstream, NRGM GP, LLC, and Intrepid Merger Sub, LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Crestwood (the “merger”), with Crestwood continuing its existence under Delaware law as the surviving entity in the merger.

On June 19, 2013, Inergy Holdings L.P. (“Inergy Holdings”) became a wholly owned subsidiary of Crestwood Holdings and Crestwood Gas Services Holdings LLC (“Gas Services Holdings”), pursuant to the terms of the Purchase and Sale Agreement, dated May 5, 2013, between Crestwood Holdings, Gas Services Holdings, NRGP Limited Partner, LLC and Inergy Holdings GP, LLC. (the “Purchase and Sale Agreement”). Inergy Holdings is the sole member of Inergy GP, LLC (“NRGY GP”), the general partner of NRGY. On June 19, 2013, immediately following the closing of the transactions pursuant to the Purchase and Sale Agreement, CMLP GP became a wholly owned subsidiary of NRGY, pursuant to the terms of the Contribution Agreement, dated May 5, 2013, between Crestwood Holdings, Gas Services Holdings, NRGY and NRGY GP.

At the effective time of the merger, (i) each common unit and Class D unit of Crestwood then issued and outstanding and held by Crestwood Holdings, CMLP GP, Gas Services Holdings, or any of their respective affiliates to which any of the foregoing transfers any common unit or Class D unit of Crestwood (collectively, the “Crestwood Holdings Group”) will be converted into the right to receive 1.0700 common units of Inergy Midstream (such common units of Inergy Midstream, the “Inergy Midstream Units”), and (ii) each common unit of Crestwood then issued and outstanding and held by persons other than the Crestwood Holdings Group (such persons, the “Unaffiliated Unitholders”) will be converted into the right to receive 1.0700 Inergy Midstream Units and a one-time payment of $1.03 in cash, which cash amount will include a portion to be paid by Crestwood Holdings and the remainder to be paid by Inergy Midstream (the consideration payable to the Crestwood Holdings Group or Unaffiliated Unitholders, as applicable, the “Merger Consideration”). No fractional Inergy Midstream Units will be issued in the merger, and Crestwood’s unitholders will receive cash in lieu of any fractional Inergy Midstream Units. In connection with the merger, each phantom common unit of Crestwood (each, a “Phantom Unit”) that is outstanding immediately prior to the effective time will vest in full and the restrictions with respect to such Phantom Units will lapse, and each common unit of Crestwood deemed to be issued in settlement thereof will be converted into the right to receive the Merger Consideration that is received by unaffiliated unitholders. In addition, in connection with the merger, the restrictions with respect to each restricted common unit of Crestwood (each, a “Restricted Unit”) that is outstanding immediately prior to the effective time will lapse, and each Restricted Unit will be converted into the right to receive the applicable Merger Consideration.

Concurrently with the filing of this Transaction Statement, Inergy Midstream is filing with the Securities and Exchange Commission supplemental disclosure (the “Supplement”) under Regulation 14A of the Securities and Exchange Act of 1934, as amended, that supplements the definitive registration statement on Form S-4 filed with the Securities and Exchange Commission on September 5, 2013 (Registration No. 333-188930) (the “proxy statement/prospectus”), which includes a proxy statement/prospectus of Crestwood relating to the special meeting of the unitholders of Crestwood, at which unitholders of Crestwood will be asked to consider and vote upon the proposals to approve (1) the Merger Agreement, (2) the adjournment of the Crestwood special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement at the time of the special meeting and (3) on an advisory (non-binding) basis, the compensation payments that will or may be paid by Crestwood to its named executive officers in connection with the merger. If a quorum is present at the special meeting, the passage of proposals 1, 2 and 3 require the affirmative vote of at least a majority of the outstanding Crestwood common units and Class D units, voting together as a single class; provided that, if a quorum is not present at the meeting, only Proposal 2 can be voted on, and would require approval by the affirmative vote of a majority of the outstanding Crestwood common units and Class D units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus and Supplement of the information required to be included in responses to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all appendices thereto, and Supplement is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the proxy statement/prospectus and the appendices thereto and Supplement.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Crestwood is “controlled” by any other Filing Person.

Item 1. Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

Item 2. Subject Company Information (Regulation M-A Item 1002)

(a) Name and Address. The information set forth in the proxy statement/prospectus under the caption “The Transaction Participants—Crestwood Midstream Partners LP” is incorporated herein by reference.

(b) Securities. The information set forth in the proxy statement/prospectus under the captions “Summary—Crestwood Special Unitholders Meeting; Unitholders Entitled to Vote; Vote Required” and “The Crestwood Special Meeting—Record Date; Outstanding Units; Units Entitled to Vote” is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the proxy statement/prospectus under the caption “Summary—Comparative Unit Prices and Distributions—Crestwood” is incorporated herein by reference.

(d) Dividends. The information set forth in the proxy statement/prospectus under the caption “Summary—Comparative Unit Prices and Distributions—Crestwood” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the proxy statement/prospectus under the caption “Transactions in Crestwood Units—Prior Public Offerings of Crestwood Units for Cash” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Crestwood Unit Ownership Information”

“Transactions in Crestwood Units—Crestwood Class C Units”

“Transactions in Crestwood Units—Crestwood Class D Units”

Item 3. Identity and Background of Filing Person (Regulation M-A Item 1003)

(a) Name and Address. The information set forth in the proxy statement/prospectus in Annex H—Information Regarding the Transaction Participants is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Transaction Participants”

“The Transaction Participants”

Annex H—Information Regarding the Transaction Participants

(c) Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus in Annex H—Information Regarding the Transaction Participants is incorporated herein by reference.

Item 4. Terms of the Transaction (Regulation M-A Item 1004)

(a) Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors”

“The Crestwood Special Meeting”

“The Merger Agreement”

“Precedent Transactions”

“The Voting Agreement”

“The Option Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

Annex C—Option Agreement

(c) Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Other Interests of NRGY and Certain Affiliates in the Merger and Related Transactions”

“The Crestwood Special Meeting—Unit Ownership of and Voting by Crestwood’s Directors and Executive Officers”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of Crestwood Equity Awards”

(d) Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—No Appraisal Rights”

“Questions and Answers”

“Special Factors—No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement/prospectus under the caption “Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Listing of Inergy Midstream Common Units; Delisting and Deregistration of Crestwood Common Units”

“Special Factors—Listing of Inergy Midstream Common Units”

“Description of Inergy Midstream Common Units”

Item 5. Past Contracts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a) Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Other Interests of NRGY and Certain Affiliates in the Merger and Related Transactions”

“Precedent Transactions”

“Transactions Between the Transaction Participants and Crestwood”

“Transactions in Crestwood Units”

(b)-(c) Significant Corporate Events, Negotiations or Contracts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Other Interests of NRGY and Certain Affiliates in the Merger and Related Transactions”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

“Precedent Transactions”

“Transactions Between the Transaction Participants and Crestwood”

“Transactions in Crestwood Units”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Cash Consideration”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Other Interests of NRGY and Certain Affiliates in the Merger and Related Transactions”

“The Merger Agreement”

“Precedent Transactions”

“The Voting Agreement”

“The Option Agreement”

“Transactions Between the Transaction Participants and Crestwood”

“Transactions in Crestwood Units”

“Comparison of Rights of Inergy Midstream Unitholders and Crestwood Unitholders”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

Annex C—Option Agreement

Annex H—Information Regarding the Transaction Participants

Item 6. Past Contracts, Transactions, Negotiations and Agreements (Regulation M-A Item 1006)

(b) Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Other Interests of NRGY and Certain Affiliates in the Merger and Related Transactions”

“Special Factors—Listing of Inergy Midstream Common Units”

“Special Factors—Delisting and Deregistration of Crestwood Common Units”

“Special Factors—Plans for Crestwood After the Merger”

“Special Factors—Restrictions on Sales of Inergy Midstream Common Units Received in the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of Crestwood Equity Awards”

Annex A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Other Interests of NRGY and Certain Affiliates in the Merger and Related Transactions”

“Special Factors—Plans for Crestwood After the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants”

“Special Factors—Plans for Crestwood After the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

(b) Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

(c) Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of TudorPickering, Financial Advisor to the Conflicts Committee of NRGM GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Presentation by Jefferies, Financial Advisor to the Board of Directors of NRGM GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of Greenhill, Financial Advisor to NRGY GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of SunTrust Robinson Humphrey, Inc., Financial Advisor to the NRGY GP Special Committee and Conflicts Committee”

(d) Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Plans for Crestwood After the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Material U.S. Federal Income Tax Consequences of Inergy Midstream Unit Ownership”

Annex A—Agreement and Plan of Merger

Item 8. Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee”

“Special Factors—Presentation of Citi, Financial Advisor to Crestwood and Crestwood Holdings”

“Special Factors—Position of Crestwood Holdings and FR Fund XI as to the Fairness of the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Position of the Inergy Participants as to the Fairness of the Merger”

Annex D—Opinion of Evercore

(c) Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“The Crestwood Special Meeting—Record Date; Outstanding Units; Units Entitled to Vote”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated Representatives. The information set forth in the proxy statement/prospectus under the caption “Special Factors—Background of the Merger” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants”

“The Crestwood Special Meeting—Crestwood Board of Directors and Crestwood Conflicts Committee Recommendation”

(f) Other Offers. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a) Report, Opinion or Appraisal. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee”

“Special Factors—Presentation of Citi, Financial Advisor to Crestwood and Crestwood Holdings”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of TudorPickering, Financial Advisor to the Conflicts Committee of NRGM GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Report by Jefferies, Financial Advisor to the Board of Directors of NRGM GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of Greenhill, Financial Advisor to NRGY GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of SunTrust Robinson Humphrey, Inc., Financial Advisor to the NRGY GP Special Committee and Conflicts Committee”

Annex D—Opinion of Evercore

Annex E—Opinion of Tudor Pickering

Annex F—Opinion of Greenhill

Annex G—Opinion of SunTrust Robinson Humphrey, Inc.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee

“Special Factors—Presentation of Citi, Financial Advisor to Crestwood and Crestwood Holdings”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants”

Annex D—Opinion of Evercore

Annex E—Opinion of Tudor Pickering

Annex F—Opinion of Greenhill

Annex G—Opinion of SunTrust Robinson Humphrey, Inc.

(c) Availability of Documents. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee”

“Special Factors—Presentation of Citi, Financial Advisor to Crestwood and Crestwood Holdings”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of TudorPickering, Financial Advisor to the Conflicts Committee of NRGM GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Presentation by Jefferies, Financial Advisor to the Board of Directors of NRGM GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of Greenhill, Financial Advisor to NRGY GP”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Opinion of SunTrust Robinson Humphrey, Inc., Financial Advisor to the NRGY GP Special Committee and Conflicts Committee”

The presentations and discussion materials dated April 24, 2013, April 26, 2013, April 27, 2013, April 28, 2013, April 30, 2013, May 2, 2013, May 4, 2013 and May 5, 2013, each prepared by Evercore Group L.L.C. and reviewed by the Board of Directors of Crestwood Gas Services GP LLC and Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC are attached hereto as Exhibits (c)(2) through (c)(10) and are incorporated by reference herein. Evercore Group L.L.C. has consented to the inclusion of its presentations to the Board of Directors of Crestwood Gas Services GP LLC and the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC as exhibits hereto.

The presentation and discussion material dated May 1, 2013, prepared by Citigroup Global Markets, Inc. and reviewed by the Board of Directors of Crestwood Gas Services GP LLC is attached hereto as Exhibit (c)(11) and is incorporated by reference herein. Citigroup Global Markets, Inc. has consented to the inclusion of its presentation to the Board of Directors of Crestwood Gas Services GP LLC as an exhibit hereto.

The presentations and discussion materials dated April 29, 2013, May 2, 2013, May 4, 2013 and May 5, 2013, each prepared by Tudor, Pickering, Holt & Co. Securities, Inc. and reviewed by the Conflicts Committee of the Board of Directors of NRGM GP, LLC are attached hereto as Exhibits (c)(12) through (c)(15) and are incorporated by reference herein. Tudor, Pickering, Holt & Co. Securities, Inc. has consented to the inclusion of its presentations to the Conflicts Committee of the Board of Directors of NRGM GP, LLC as exhibits hereto.

The report and discussion materials dated April 30, 2013 prepared by Jefferies LLC and reviewed by the Board of Directors of NRGM GP, LLC are attached hereto as Exhibit (c)(16) and are incorporated by reference herein. Jefferies LLC has consented to the inclusion of its presentation to the Board of Directors of NRGM GP, LLC as an exhibit hereto.

The presentations and discussion materials dated January 11, 2013, April 4, 2013, April 24, 2013, May 1, 2013, May 2, 2013 and May 5, 2013, each prepared by Greenhill & Co., LLC and reviewed by the Board of Directors of Inergy GP, LLC are attached hereto as Exhibits (c)(17) through (c)(21) and are incorporated by reference herein. Greenhill & Co., LLC has consented to the inclusion of its presentations to the Board of Directors of Inergy GP, LLC as exhibits hereto.

The presentations and discussion materials dated April 30, 2013, May 2, 2013 and May 5, 2013, each prepared by SunTrust Robinson Humphrey, Inc. and reviewed by the Special Committee and Conflicts Committee of the Board of Directors of Inergy GP, LLC are attached hereto as Exhibits (c)(22) through (c)(24) and are incorporated by reference herein. SunTrust Robinson Humphrey, Inc. has consented to the inclusion of its presentations to the Special Committee and Conflicts Committee of the Board of Directors of Inergy GP, LLC as exhibits hereto.

The opinions and presentations referenced in this Item 9 will be made available for inspection and copying at the principal offices of Crestwood during its regular business hours by any interested holder of Crestwood units or representative who has been designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b),(d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the proxy statement/prospectus under the caption “Special Factors—Financing of the Cash Consideration” is incorporated herein by reference.

(c) Expenses. The information set forth in the proxy statement/prospectus under the caption “Special Factors—Fees and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities Ownership. The information set forth in the proxy statement/prospectus under the following captions is incorporated by reference:

“Summary”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Other Interests of NRGY and Certain Affiliates in the Merger and Related Transaction”

“Crestwood Unit Ownership Information”

“Transactions Between The Transaction Participants and Crestwood”

“Transactions in Crestwood Units”

Annex H—Information Regarding the Transaction Participants

(b) Securities Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated by reference:

“Crestwood Unit Ownership Information”

“Transactions Between the Transaction Participants and Crestwood”

“Transactions in Crestwood Units”

Item 12. The Solicitation or Recommendation (Regulation M-A Item 1012)

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“The Crestwood Special Meeting—Unit Ownership of and Voting by Crestwood’s Directors and Executive Officers”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

“The Crestwood Special Meeting”

“The Voting Agreement”

Annex B—Voting Agreement

(e) Recommendation of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“The Crestwood Special Meeting—Unit Ownership of and Voting by Crestwood’s Directors and Executive Officers”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Crestwood Participants for the Merger”

“Special Factors—Position of Crestwood Holdings and FR Fund XI as to the Fairness of the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Purpose and Reasons of the Inergy Participants for the Merger”

“Special Factors—Additional Disclosure Required by Schedule 13E-3 for the Inergy Participants—Position of the Inergy Participants as to the Fairness of the Merger”

Item 13. Financial Statements (Regulation M-A Item 1010)

(a) Financial Information. The audited financial statements set forth in Crestwood’s Current Report on 8-K dated May 10, 2013 and the unaudited financial statements set forth in Crestwood’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 2013 are incorporated by reference herein. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Selected Historical Consolidated Financial Data of Crestwood”

“Summary—Unaudited Comparative Per Limited Partner Unit Information”

“Summary—Ratio of Earnings to Fixed Charges of Crestwood”

“Where You Can Find More Information”

(b) Pro Forma Information. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information”

“Special Factors—Unaudited Financial Projections of Crestwood”

“Unaudited Pro Forma Condensed Combined Consolidated Financial Information”

Item 14. Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A Item 1009)

(a) Solicitations and Recommendations. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“The Crestwood Special Meeting—Solicitation of Proxies”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Fees and Expenses”

“The Crestwood Special Meeting—Solicitation of Proxies”

“The Crestwood Special Meeting—Assistance”

(b) Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Other Interests of the Crestwood Participants”

“Special Factors—Fees and Expenses”

“The Crestwood Special Meeting—Solicitation of Proxies”

“The Crestwood Special Meeting—Assistance”

Annex H—Information Regarding Transaction Participants

Item 15. Additional Information (Regulation M-A Item 1011)

(b) Other Material Information. The information set forth in the proxy statement/prospectus, including all annexes thereto, and the Supplement is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A Item 1016)

(a)(1) The preliminary proxy statement/prospectus of Inergy Midstream, L.P., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Crestwood on September 5, 2013 (Registration No. 333-188930) (as amended and supplemented on September 24, 2013, the “proxy statement/prospectus”)

(a)(2) Form of Proxy Card (incorporated by reference to the proxy statement/prospectus)

(a)(3) Letter to Crestwood Unitholders (incorporated by reference to the proxy statement/prospectus)

(a)(4) Notice of Special Meeting of Unitholders (incorporated by reference to the proxy statement/prospectus)

(a)(5) Press Release issued by Crestwood, dated May 6, 2013, incorporated by reference to Exhibit 99.1 to Crestwood’s Current Report filed on Form 8-K with the SEC on May 6, 2013

(a)(6) Slides of Prepared Remarks of the Conference Call, dated May 6, 2013, incorporated by reference to Exhibit 99.2 to Crestwood’s Current Report filed on Form 8-K with the SEC on May 6, 2013

(a)(7) Crestwood Employee FAQ Sheet, incorporated herein to Crestwood’s filing on May 6, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(8) Communication to the Crestwood Employees, dated May 6, 2013, incorporated herein to Crestwood’s filing on May 6, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(9) Crestwood Employee Talking Points, incorporated herein to Crestwood’s filing on May 6, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(10) Presentation of the Merger, incorporated herein to Crestwood’s filing on May 6, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(11) Communication to the NRGY and Inergy Midstream Employees, incorporated herein to Crestwood’s filing on May 6, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(12) Transcript of Joint Investor Conference Call, dated May 6, 2013, incorporated herein to Crestwood’s filing on May 6, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(13) Press Release issued by Crestwood, dated May 7, 2013, incorporated by reference to Exhibit 99.1 to Crestwood’s Current Report filed on Form 8-K with the SEC on May 7, 2013

(a)(14) Communication to Crestwood Customers, dated May 6, 2013, incorporated herein to Crestwood’s filing on May 7, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(15) Transcript of NRGY Analyst Conference Call, dated May 7, 2013, incorporated herein to Crestwood’s filing on May 7, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(16) Transcript of Crestwood Conference Call, dated May 7, 2013, incorporated herein to Crestwood’s filing on May 8, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(17) Transcript of Crestwood Conference Call, dated May 6, 2013, incorporated herein to Crestwood’s filing on May 8, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(18) Crestwood Slide Presentation at the 2013 NAPTP Master Limited Partnership Investor Conference, dated May 22, 2013, incorporated herein to Crestwood’s filing on May 22, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(19) Transcript of Robert Phillip’s Presentation at the 2013 NAPTP Master Limited Partnership Investor Conference, dated May 22, 2013, incorporated herein to Crestwood’s Current Report on Form 425 filed with the SEC on May 22, 2013

(a)(20) Presentation of the Merger, incorporated herein to Crestwood’s filing on June 13, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(21) Crestwood Announcement FAQ Sheet, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(22) Crestwood Investor/Customer/Supplier Talking Points, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(23) Inergy Announcement FAQ Sheet, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(24) Crestwood Employee FAQ Sheet on Upstairs Transactions, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(25) Communication to Crestwood Employees, dated June 19, 2013, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(26) Inergy Employee FAQ Sheet on Upstairs Transaction, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(27) Inergy Announcement FAQ Sheet, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(28) Inergy Employee Letter on Upstairs Transaction, dated June 19, 2013, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(29) Press Release issued by Crestwood, dated June 24, 2013, incorporated by reference to Exhibit 99.1 to Crestwood’s Current Report filed on Form 8-K with the SEC on June 24, 2013

(a)(30) Presentation of Crestwood and Inergy, incorporated herein to Crestwood’s filing on June 28, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(31) Communication from Crestwood and Inergy, incorporated herein to Crestwood’s filing on July 1, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(32) Internal Communication to all Employees, incorporated herein to Crestwood’s filing on June 19, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(33) Press Release issued by Crestwood, dated July 22, 2013, incorporated by reference to Exhibit 99.1 to Crestwood’s Current Report filed on Form 8-K with the SEC on July 22, 2013

(a)(34) Press Release issued by Crestwood, dated August 6, 2013, incorporated by reference to Exhibit 99.1 to Crestwood’s Current Report filed on Form 8-K with the SEC on August 6, 2013

(a)(35) Transcript from Inergy Midstream, L.P. Earnings Call, dated August 6, 2013, incorporated herein to Crestwood’s filing on August 7, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(36) Communication to the Inergy, L.P. and Inergy Midstream, L.P. Employees, dated May 6, 2013, incorporated herein to Inergy Midstream’s filing on May 6, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(37) Presentation of Inergy and Crestwood at the 2013 Citi One-on-One MLP/Midstream Infrastructure Conference, dated August 21, 2013, incorporated herein to Crestwood’s filing on August 21, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(38) Communication to Crestwood and Inergy employees from Robert G. Phillips, dated August 21, 2013, incorporated herein to Crestwood’s filing on August 21, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(39) Press Release issued by Inergy Midstream, dated September 4, 2013, incorporated herein to Crestwood’s filing on September 4, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(40) Press Release issued by Inergy Midstream, dated September 9, 2013, incorporated by reference to Exhibit 99.1 to Inergy Midstream’s Current Report filed on Form 8-K with the SEC on September 10, 2013

(a)(41) Press Release issued by Inergy Midstream, dated September 10, 2013, incorporated by reference to Exhibit 99.2 to Inergy Midstream’s Current Report filed on Form 8-K with the SEC on September 10, 2013

(a)(42) Communication to Crestwood and Inergy Employees from Robert G. Phillips, dated September 17, 2013, incorporated herein to Crestwood’s filing on September 17, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933

(a)(43) Inergy Midstream, L.P. Unaudited Pro Forma Condensed Combined Consolidated Financial Information, incorporated by reference to Exhibit 99.1 to Inergy Midstream’s Current Report filed on Form 8-K/A with the SEC on September 20, 2013

(a)(44) Simplified Organizational Structural Diagram, incorporated by reference to Exhibit 99.2 of Inergy Midstream’s Current Report filed on Form 8-K/A with the SEC on September 20, 2013

(a)(45) Supplement to the Proxy Statement/Prospectus, incorporated by reference to the Schedule 14A filed with the SEC on September 24, 2013

(b) None

+(c)(1) Opinion of Evercore Group L.L.C., dated as of May 5, 2013 (incorporated by reference to the proxy statement/prospectus)

+(c)(2) Presentation materials presented by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on April 24, 2013

+(c)(3) Presentation materials presented by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on April 26, 2013

+(c)(4) Presentation materials presented by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on April 27, 2013

+(c)(5) Presentation materials presented by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on April 28, 2013

+(c)(6) Presentation materials presented by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on April 30, 2013

+(c)(7) Presentation materials presented by Evercore Group L.L.C. to the Board of Directors of Crestwood Gas Services GP LLC and the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on May 2, 2013

+(c)(8) Presentation materials presented by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on May 4, 2013

++(c)(9) Final presentation materials presented by Evercore Group L.L.C. to the Board of Directors of Crestwood Gas Services GP LLC and the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on May 5, 2013.

++(c)(10) Presentation materials presented by Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Crestwood Gas Services GP LLC on May 5, 2013

++(c)(11) Presentation materials presented by Citigroup Global Markets, Inc. to the Board of Directors of Crestwood Gas Services GP LLC on May 1, 2013

++(c)(12) Discussion materials of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of NRGM GP, LLC on April 29, 2013

++(c)(13) Discussion materials of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of NRGM GP, LLC on May 2, 2013

++(c)(14) Discussion materials of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of NRGM GP, LLC on May 4, 2013

+++(c)(15) Discussion materials of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of NRGM GP, LLC on May 5, 2013

+++(c)(16) Discussion materials of Jefferies LLC to the Board of Directors of NRGM GP, LLC on April 30, 2013

+++(c)(17) Discussion materials of Greenhill & Co., LLC to the Board of Directors of Inergy GP, LLC on April 4, 2013

+++(c)(18) Discussion materials of Greenhill & Co., LLC to the Board of Directors of Inergy GP, LLC on April 24, 2013

+++(c)(19) Discussion materials of Greenhill & Co., LLC to the Board of Directors of Inergy GP, LLC on May 1, 2013

+++(c)(20) Discussion materials of Greenhill & Co., LLC to the Board of Directors of Inergy GP, LLC on May 2, 2013

+++(c)(21) Presentation of Greenhill & Co., LLC to the Board of Directors of Inergy GP, LLC on May 5, 2013

+++(c)(22) Presentation materials presented by SunTrust Robinson Humphrey, Inc. to the Special Committee and Conflicts Committee of the Board of Directors of Inergy GP, LLC on April 30, 2013

++++(c)(23) Presentation materials presented by SunTrust Robinson Humphrey, Inc. to the Special Committee and Conflicts Committee of the Board of Directors of Inergy GP, LLC on May 2, 2013

+++++(c)(24) Presentation materials presented by SunTrust Robinson Humphrey, Inc. to the Special Committee and Conflicts Committee of the Board of Directors of Inergy GP, LLC on May 5, 2013

+++++(c)(25) Preliminary Discussion materials of Greenhill & Co., LLC dated January 11, 2013

(d)(1) Agreement and Plan of Merger, dated as of May 5, 2013, among Inergy Midstream, L.P., NRGM GP, LLC, Intrepid Merger Sub, LLC, Inergy, L.P., Crestwood Holdings LLC, Crestwood Midstream Partners LP and Crestwood Gas Services GP LLC (incorporated by reference to the proxy statement/prospectus)

(d)(2) Voting Agreement dated as of May 5, 2013, by and among Inergy Midstream, L.P., NRGM GP, LLC, Intrepid Merger Sub, LLC, Inergy, L.P., Crestwood Holdings LLC, Crestwood Midstream Partners LP, Crestwood Gas Services Holdings LLC, and Crestwood Gas Services GP LLC (incorporated by reference to proxy statement/prospectus)

(d)(3) Option Agreement dated as of May 5, 2013, by and among by and among Crestwood Midstream Partners LP, Crestwood Gas Services GP LLC, Crestwood Gas Services Holdings LLC, Crestwood Holdings LLC, Inergy Midstream, L.P., NRGM GP, LLC, Inergy, L.P. and Intrepid Merger Sub, LLC (incorporated by reference to the proxy staement/prospectus)

(d)(4) Contribution Agreement, dated as of May 5, 2013, by and among Crestwood Gas Services Holdings LLC, Crestwood Holdings LLC, Inergy, L.P., and Inergy GP, LLC (incorporated by reference to the Current Report on Form 8-K filed by Inergy, L.P. on May 9, 2013)

(d)(5) Follow-On Contribution Agreement, dated as of May 5, 2013, by and among Crestwood Gas Services Holdings LLC, Crestwood Holdings LLC, Inergy, L.P. and Inergy GP, LLC (incorporated by reference to the Current Report on Form 8-K filed by Inergy, L.P. on May 9, 2013)

(d)(6) Payment Agreement dated as of May 5, 2013, by and between Crestwood Midstream Partners LP and Crestwood Holdings LLC (incorporated by reference to the Current Report on Form 8-K filed by Crestwood Midstream Partners LP on May 9, 2013)

(d)(7) Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP, dated February 19, 2008 (incorporated by reference to the Current Report on Form 8-K filed by Crestwood Midstream Partners LP on February 22, 2008)

(d)(8) First Amendment to the Second Amended and Restated Agreement of Limited Partnership of Quicksilver Gas Services LP (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed by Crestwood Midstream partners LP on November 8, 2010)

(d)(9) Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP dated April 1, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Crestwood Midstream Partners LP on April 5, 2011)

(d)(10) Third Amendment to Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP dated as of January 8, 2013 (incorporated by reference to the Current Report on Form 8-K filed by Crestwood Midstream Partners LP on filed on January 8, 2013)

(f) None

(g) None

+	Previously filed by this Transaction Statement on August 8, 2013.
++	Previously filed by Amendment No. 1 to this Transaction Statement on August 8, 2013.
+++	Previously filed by Amendment No. 2 to this Transaction Statement on August 8, 2013.
++++	Previously filed by Amendment No. 3 to this Transaction Statement on August 8, 2013.
+++++	Previously filed by Amendment No. 4 to this Transaction Statement on August 29, 2013.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 25, 2013

CRESTWOOD MIDSTREAM PARTNERS LP

By: CRESTWOOD GAS SERVICES GP LLC, its general partner

By:	/s/ Robert G. Phillips
Name: Robert G. Phillips
Title: President

CRESTWOOD HOLDINGS LLC

By:	/s/ Robert G. Phillips
Name: Robert G. Phillips
Title: President

INERGY MIDSTREAM, L.P.

By: NRGM GP, LLC, its general partner

By:	/s/ Robert G. Phillips
Name: Robert G. Phillips
Title: President

INTREPID MERGER SUB, LLC

By:	/s/ Robert G. Phillips
Name: Robert G. Phillips
Title: President

INERGY, L.P.

By: INERGY GP, LLC, its general partner

By:	/s/ Robert G. Phillips
Name: Robert G. Phillips
Title: President

FIRST RESERVE FUND XI, L.P.

By: FIRST RESERVE GP XI, L.P., its general partner

By: FIRST RESERVE GP XI, Inc., its general partner

By:	/s/ Michael G. France
Name: Michael G. France
Title: Managing Director